Electronic Articles of Incorporation
For

P16000066601
FILED
August 12, 2016
Sec. Of State
ndmccleessam

NAMA-J FARMS INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

NAMA-J FARMS INC.

Article II

The principal place of business address:

13348 SW 31ST STREET
MIRAMAR, FL.   33027

The mailing address of the corporation is:

13348 SW 31ST STREET
MIRAMAR, FL.   33027

Article III

The purpose for which this corporation is organized is:

ESTABLISH A TURNKEY POULTRY OPERATION. AQUIRING LAND FOR FARMING, BUILD CHICKEN HOUSES AND GROWING CHICKENS 7 1/2 DAYS APART ON A 45 DAY CYCLE.

Article IV

The number of shares the corporation is authorized to issue is:

1,000,000,000

Article V

The name and Florida street address of the registered agent is:

HENRY N JOHNSON
13348 SW 31ST STREET
MIRAMAR, FL.   33027

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: HENRY N JOHNSON

P16000066601
FILED
August 12, 2016
Sec. Of State
ndmccleessam

Article VI

The name and address of the incorporator is:

HENRY N JOHNSON
13348 SW 31ST STREET

MIRAMAR, FL 33027

Electronic Signature of Incorporator: HENRY N JOHNSON

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
HENRY N JOHNSON
13348 SW 31ST STREET
MIRAMAR, FL. 33027

Article VIII

The effective date for this corporation shall be:

08/09/2016

Henry N. Johnson
13348 S.W. 31st Street
Miramar, Florida 33027
August 12th, 2016

Department of State – Florida

Re: Document # W16000055920 – Entity Name – NAMA-J FARMS

The name NAMA-J FARMS was previously used by me to set up a LLC
Company/Corporation. I later then realized that I had made a mistake and put in a
request to dissolve the LLC (L16000138624) and subsequently put in a new request
for a FL Profit Corporation using the same name. .

I want to ensure that the same name can be used given I am the same person using
it.

I look forward to hearing from you.

Sincerely,



Henry N. Johnson